SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

DIRECT DIAL 212-735-3714 DIRECT FAX 917-777-3714 EMAIL ADDRESS TODD.FREED@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 _____________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 12, 2014

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VIA EDGAR AND EMAIL TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nicholas P. Panos, Senior Special Counsel
Geoff Kruczek, Attorney-Advisor

Re:	Aspen Insurance Holdings Limited

Preliminary Proxy Statement filed by Endurance Specialty

Holdings Ltd. on June 2, 2014

File No. 001-31909

Dear Messrs. Panos and Kruczek:

On behalf of Endurance Specialty Holdings Ltd. (the “Company” or “Endurance”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing as set forth in your letter dated June 11, 2014 (the “Comment Letter”). Additionally, the Company files herewith, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on June 2, 2014 (the “Solicitation Statement”). In addition to responding to the Staff’s comments, the Solicitation Statement has been updated to reflect facts and events occurring since the initial filing of the Solicitation Statement.

The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Solicitation Statement.

Messrs. Panos and Kruczek

June 12, 2014

In addition to the EDGAR filing, we are delivering to each of you a hard copy of this letter, along with a courtesy copy of the Solicitation Statement marked to indicate changes from the version filed on June 2, 2014. All references to page numbers in the responses below are to the pages in the marked version of the Solicitation Statement.

1.	With a view toward revised disclosure, please advise us the purpose of seeking two separate authorizations. Given the disclosure on page 2 that special meetings may be convened if approved by 10% of the voting share capital of Aspen’s shares, it is unclear why the second authorization is necessary. Please advise us what consideration has been given to disclosing why the first authorization alone is insufficient for purposes of creating an opportunity to ask shareholders to consider the scheme of arrangement. Please explain why receipt of the requisite shareholder approval to call a special meeting would not serve as valid evidence for a court to evaluate in making a decision whether or not to order such a meeting.

Response:

Endurance believes that Authorization 2 is necessary because it will provide the most direct evidence to the Supreme Court of Bermuda that Aspen’s shareholders support the holding of a court-ordered meeting at which Aspen common shareholders would then consider and vote on the scheme of arrangement. Endurance believes that the receipt of votes in favor of Authorization 1 by at least 10% of the voting share capital of Aspen, as is required to requisition a special general meeting of shareholders under Section 74 of the Companies Act, would provide an indication that Aspen’s shareholders favor the opportunity to elect a majority of new independent Aspen board members that, subject to their fiduciary duties to Aspen, would potentially enter into good faith negotiations with Endurance regarding its acquisition proposal; however, since Authorization 1 does not specifically relate to a scheme of arrangement, let alone the specific scheme of arrangement being contemplated by Endurance, the Supreme Court of Bermuda might not find that approval for Authorization 1 evidences sufficient, clear and unambiguous support for the Court to order the court-ordered meeting. In response to the Staff’s comment, we have revised the disclosure on page 19 of the Solicitation Statement to reflect the foregoing.

Endurance further notes for the benefit of the Staff that while the requisition process for a special general meeting contemplated by Authorization 1 is specifically provided for under Section 74 of the Companies Act in order to allow shareholders of a Bermuda company to bring matters (such as Endurance’s proposal to increase the size of the Aspen board) to a vote of shareholders, Section 99 of the Companies Act, which governs schemes of arrangement, requires that the meeting at which a scheme of arrangement between a company and its shareholders would receive shareholder approval must be ordered by the Supreme Court of Bermuda. Accordingly, the requisition process otherwise contemplated by Section 74 of the Companies Act is not available for purposes of convening the court-ordered meeting for which Endurance intends to apply.

Messrs. Panos and Kruczek

June 12, 2014

2.	Explain to us, with a view toward revised disclosure, why the second proposal has been characterized as an “authorization” when, as a matter of law and fact, receiving the requested amount of support for such proposal does not appear to “authorize” the participants to undertake any legal action.

Response:

Authorization 2 has been described as an “authorization” because Endurance is seeking the authorization and consent of Aspen’s shareholders to present their views to the Supreme Court of Bermuda as evidence in support of an application to the Court to order a court-ordered meeting at which Aspen common shareholders would consider and vote on the scheme of arrangement.

In response to the Staff’s comment, Endurance has clarified on pages ii and 19 of the Solicitation Statement that by voting in favor of Authorization 2, Aspen shareholders are merely providing their authorization and consent for Endurance to present the views of Aspen’s shareholders with respect to this matter as evidence to the Supreme Court of Bermuda as part of Endurance’s intended application for the court-ordered meeting, and that voting in favor of such authorization does not authorize Endurance to undertake any legal or binding action on behalf of the Aspen shareholders.

3.	Notwithstanding the inclusion of an advisory statement that there can be no assurance the Bermuda Supreme Court will order such a meeting even if holders of 15% or more of Aspen’s outstanding common shares express support for the scheme, the origin of the 15% amount specified in the de facto condition does not appear to have been disclosed. Revise the disclosure to make clear, should the second proposal continue to be included as part of this solicitation, that the 15% threshold was voluntarily cited by the participants as a minimum condition and that such percentage figure does not represent a legal requirement imposed by the court or other source of authority. Alternatively, revise to cite to the source of authority that specifies 15% as being the minimum percentage necessary for a court to order such a meeting to consider a scheme of arrangement.

Messrs. Panos and Kruczek

June 12, 2014

Response:

In response to the Staff’s comment, Endurance has revised the disclosure on page 19 of the Solicitation Statement to make clear that the 15% threshold was a level determined by Endurance in its sole judgment and discretion, and that such percentage figure does not represent a legal requirement imposed by the Supreme Court of Bermuda or any other source of authority. In determining to set the threshold at 15%, Endurance considered that under Bermuda law, the holders of at least 10% of the voting share capital of Aspen have the statutory right to requisition a special general meeting of shareholders, and that the 15% threshold to evidence support for a court-ordered meeting of shareholders is a 1.5x multiple of such 10% amount. Endurance has set the threshold at 15% of the total outstanding Aspen common shares (whether or not voting), excluding the approximately 1% of the outstanding Aspen common shares owned by Endurance.

Please do not hesitate to contact me at (212) 735-3714 or my partner Richard Grossman at (212) 735-2116 should you require further information or have any questions.

Very truly yours,

/s/ Todd E. Freed

Todd E. Freed

cc:	John Del Col, Esq. (Endurance Specialty Holdings Ltd.)

Richard Grossman, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)